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                                UNITED STATES                    SEC File Number
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549                  0-02517

                                 FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One) [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR

                 For Period Ended:    Dec. 31 1998
                                  ---------------------------
                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:
                                                 ----------------------------

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 READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE

 NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

                         Toreador Royalty Corporation
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Full Name of Registrant


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Former Name if Applicable

                          4809 COLE AVENUE, SUITE 108
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Address of Principal Executive Office (STREET AND NUMBER)

                                DALLAS, TX 75205
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City, State and Zip Code


PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       [ (a)     The reasons described in reasonable detail in Part III of this
       [         form could not be eliminated without unreasonable effort or
       [         expense;
       [
[X]    [ (b)     The subject annual report, semi-annual report, transition
       [         report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion
       [         thereof, will be filed on or before the fifteenth calendar day
       [         following the prescribed due date; or the subject quarterly
       [         report or transition report on Form 10-Q, or portion thereof
       [         will be filed on or before the fifth calendar day following
       [         the prescribed due date; and
       [
       [ (c)     The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

See attachment III
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                    [PRICEWATERHOUSECOOPERS LLP LETTERHEAD]


March 26, 1999

Mr. G. Thomas Graves III,
President and Chief Executive Officer
Toreador Royalty Corporation
4809 Cole Avenue, Suite 108
Dallas, Texas 75205


Dear Mr. Graves:


You have furnished us with a copy of your "Notification of Late Filing" on Form 12b-25 dated March 26, 1999.

We are in agreement with the comments under Part III of the Form with respect to the reasons why we are unable to furnish our report on the financial statements of Toreador Royalty Corporation on or before the date the Form 10-K of Toreador Royalty Corporation for the year ended December 31, 1998 is required to be filed.

Yours very truly,

/s/ PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP


                                ATTACHMENT IV(3)
                                       TO
                          NOTIFICATION OF LATE FILING
                                  OF FORM 10-K
                    FOR FISCAL YEAR ENDED DECEMBER 31, 1998


The Registrant anticipates it will report a pretax loss of approximately $350,000 as compared with a loss of $135,627 in the prior year. Revenues for 1998 were approximately $2,500,000 as compared with $2,788,764 for the fiscal year ended December 31, 1997. The decline in revenues is primarily attributable to an approximate 25% decrease in oil and gas prices realized partially offset by an approximate 22% increase in production on a barrel of oil equivalent basis.

Total costs and expenses for 1998 approximated $2,800,000 as compared with $2,924,391 in 1997. The decrease in expenses is primarily attributable to the inclusion in the prior year of a one time charge of $173,971 associated with the settlement of the supplemental executive retirement plan and a decrease in 1998 lease operating expense offset by an increase in general and administrative expenses.


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                                ATTACHMENT III
                                      TO
                          NOTIFICATION OF LATE FILING
                                 OF FORM 10-K
                    FOR FISCAL YEAR ENDED DECEMBER 31, 1998

         The Registrant was unable to file, on March 31, 1999, its Annual Report on Form 10-K for the fiscal year ended December 31, 1998 ("Form 10-K") because the Registrant did not receive the reserve report, which includes estimates of its oil and gas reserves at December 31, 1998 and of its future revenues, from Harlan Consulting, the Registrant's independent petroleum engineers, in sufficient time for the Registrant to complete and finalize its consolidated financial statements, and for the Registrant's auditors, PricewaterhouseCoopers LLP, to complete its audit of such consolidated financial statements. As a result thereof, the Registrant was unable to timely file its Form 10-K on March 31, 1999. Copies of letters from Harlan Consulting and PricewaterhouseCoopers LLP confirming the foregoing are attached hereto to this Attachment III.



                         [HARLAN CONSULTING LETTERHEAD]

                                 March 26, 1999

Mr. G. Thomas Graves III,
President and Chief Executive Officer
Toreador Royalty Corporation
4809 Cole Avenue, Suite 108
Dallas, Texas 75205

Re:  Annual Report on Form 10-K

Dear Mr. Graves:

         In accordance with notification to the Securities and Exchange Commission (the "Commission") on Form 12b-25 of the inability of Toreador Royalty Corporation (the "Company") to timely file its Annual Report on Form 10-K for the fiscal year ended December 31, 1998, the undersigned acknowledges that the primary factor in such inability relates to the preparation of information concerning the Company's December 1998 acquisition of certain oil, gas and other mineral and royalty interests from Howell Petroleum Corporation (the "Acquired Assets"). Specifically, there was a delayed transfer of necessary data between the Company and the undersigned due to the Company's required verification of data concerning the Acquired Assets. Delays in receiving the data and the magnitude and complexity of data concerning the Acquired Assets caused the reserve report to be delayed. The reserve report contains the required estimates of the oil and gas reserves at December 31, 1998.

         You are authorized to attached a copy of this letter as an exhibit to the Form 12b-25 to be filed with the Commission.


                                                    Yours very truly,

                                                    /S/ L. E. HARLAN

                                                    L. E. Harlan

                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

             G. Thomas Graves III             (214)              369-0080
       --------------------------------  ---------------    ------------------
                (Name)                     (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
       filed? If answer is no, identify report(s).              [X] Yes [ ] No

       ------------------------------------------------------------------------


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
       portion thereof?                                         [X] Yes [ ] No

       If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  See Attachment IV(3).

                          Toreador Royalty Corporation
             -----------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: March 26, 1999                       By: /s/ G. THOMAS GRAVES III
                                              ---------------------------------
                                              G. Thomas Graves III
                                              President and Chief Executive
                                              Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
   Intentional misstatements or omissions of fact constitute Federal Criminal
                       Violations (See 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule O-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).